                                                                    Exhibit 99.1


                                 [ALTAREX LOGO]



                                  ALTAREX CORP.

                         INTERIM REPORT TO SHAREHOLDERS

                     FOR THE THREE & SIX MONTH PERIODS ENDED
                                  JUNE 30, 2001




                                  ALTAREX CORP.

                               610 LINCOLN STREET

                                WALTHAM, MA 02451



                            CONTACT: SONDRA HENRICHON

            DIRECTOR, INVESTOR RELATIONS AND CORPORATE COMMUNICATIONS

                               PHONE: 781-672-0138

                            FAX NUMBER: 781-672-0142

                             TOLL FREE: 888-801-6665

                                 www.altarex.com

                                info@altarex.com

                                 [ALTAREX LOGO]


                                  ALTAREX CORP.
                         INTERIM REPORT TO SHAREHOLDERS
             FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2001


SECOND QUARTER HIGHLIGHTS


     The second quarter of 2001 was marked by important progress for AltaRex. During the quarter, we received further validation of and support for the Company's novel approach to cancer therapy, utilizing antigen-targeted antibodies as cancer immunotherapeutics. Our Board of Directors and Scientific Advisory Board were augmented with the addition of experienced and influential new members. We were issued our cornerstone "multi-epitopic" patent in the United States for our lead product OvaRex(R) MAb (oregovomab) for the treatment of ovarian cancer, covering the novel method of treatment that we believe is also operative with all AltaRex antibodies in development. This novel technology was the subject of a published article on OvaRex(R) MAb in a peer-reviewed journal, and is the basis of a research and development collaboration initiated between Epigen, Inc. and AltaRex. Most importantly, we continued to report positive clinical results from the OvaRex(R) development program. On the financing front, we closed a Special Warrant offering, resulting in net proceeds to the Company of C$7.9 million, designated primarily for the final stages of clinical development of OvaRex(R) MAb. As we close the second quarter, we approach our most important milestones for the year; the completion and primary analysis of our designated pivotal OvaRex(R) trial and th subsequent initiation of our Biologics License Application (BLA) for U.S. Food and Drug Administration
(FDA) approval of OvaRex(R) MAb for the treatment of ovarian cancer.

     This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to, the Company's need for capital and the risk that the Company cannot raise funds on a timely basis on satisfactory terms or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective and early clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will approve the Company's regulatory filings for its products, the need to establish and scale-up manufacturing processes, the need to obtain and maintain corporate alliances, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

                                 [ALTAREX LOGO]


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with the Unaudited Consolidated Financial Statements included in this report. The Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all materials respects with accounting principles generally accepted in the United States except as disclosed in Note 3 to the Unaudited Consolidated Financial Statements.

OVERVIEW

     The Company's business is the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases. Substantially all of the Company's products are subject to regulation by the Therapeutic Products Programme (TPP) of Health Canada in Canada, the Food and Drug Administration (FDA) in the United States, the European Agency for the Evaluation of Medicinal Products ("EMEA") in Europe and similar agencies in other countries. None of the Company's products have been approved by regulatory agencies for sale to date. The Company has not been profitable since inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its therapeutic products are approved by applicable regulatory agencies and become commercially viable.

     The Company commenced operations on December 1, 1995 and completed its first full year of operations on December 31, 1996. As of June 30, 2001, the Company has incurred cumulative losses of $75.7 million. This includes a loss of $13.8 million for the six months ended June 30, 2001. These losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999. Costs for research and development and supporting activities decreased in 2000 as a result of cost reduction activities in late 1999. However, research and development costs have been increasing on a quarterly basis throughout 2000 and into 2001 and are expected to continue to increase, assuming sufficient financial resources, as the Company pursues its development, clinical trials and commercialization programs towards an expected filing for regulatory approval of its lead product, OvaRex(R) MA with the FDA and TPP.

                                 [ALTAREX LOGO]

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                                   (CONTINUED)


RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS (IN CANADIAN DOLLARS)

     The Company recorded a net loss for the quarter ended June 30, 2001 of $7.5 million, or $0.28 per share, compared to a net loss of $4.2 million, or $.27 per share, for the same period last year. The net loss for the six months ended June 30, 2001 was $13.8 million, or $0.54 per share, compared to a net loss of $8.1 million, or $0.55 per share, for the same period last year. The increased net loss is due to the increased spending in research and development as the Company furthers its product development work and continues its clinical trials for our lead product, OvaRex(R) MAb.

     REVENUES

     Revenues for the three months ended June 30, 2001, consisting of interest income, totaled $141,238, an increase of $45,170 over the $96,068 recorded in the same period last year. Revenues for the six months ended June 30, 2001 were $326,607, an increase of $138,698 over the $187,909 recorded for the same period last year. The increase is due to higher levels of invested cash and short-term investments during both periods.

     EXPENSES

     Research and development costs for the three months ended June 30, 2001 totaled $3.0 million, an increase of $1.2 million over the $1.8 million recorded in the same period last year. For the six months ended June 30, 2001, research and development expenses totaled $5.2 million, an increase of $2.8 million over $2.4 million recorded in the same period last year. These increases for the three and six month periods in research and development costs are related to the advanced stage of development of the Company's lead product, OvaRex(R) MAb. In particular, the Company is working with Abbott Laboratories and other parties to complete the development of and scale-up the manufacturing of cell culture based OvaRex(R) MAb. These final stages of development commenced with Abbott Laboratories and others in the first quarter of 2001 and are expected to be substantially completed to support the Company's filing of a Biologics License Application (BLA) with the U.S. Food and Drug Administration (FDA) in the second quarter of 2002.

     Clinical and regulatory costs for the three months ended June 30, 2001 totaled $2.7 million, an increase of $1.6 million over the $1.1 million recorded in the same period last year. For the six months ended June 30, 2001, clinical and regulatory costs totaled $5.5 million, an increase of $2.5 million over the $3.0 million recorded in the same period last year. These variances are primarily related to the costs of conducting a 102 patient phase II OvaRex(R) trial which was initiated in September 2000 and achieved full enrollment in June 2001.

     General and administrative costs for the three months ended June 30, 2001 totaled $1.9 million, an increase of $0.6 over the $1.3 million recorded in the same period last year. For the six months ended June 30, 2001, general and administrative costs totaled $3.4 million, an increase of $0.5 million over the $2.9 million recorded in the same period of last year. These variances are primarily related to additional professional fees related to the Company's intellectual property portfolio and other corporate matters and increased facility and office expenses due to the occupancy of new office space in the United States in October 2000.

                                 [ALTAREX LOGO]

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                                   (CONTINUED)


     The Company anticipates that research and development and clinical and regulatory expenses will continue to increase in 2001, if financial resources allow, as the Company nears completion of clinical trials, continues OvaRex(R) MAb product development efforts, approaches the submissions for regulatory approval for OvaRex(R) MAb and continues development of other product candidates. Similarly, the Company anticipates that general and administrative expenses in 2001, excluding the impact of any foreign exchange gains or losses, will remain higher than such expenses in 2000. The actual levels of research and development, clinical and regulatory, and general and administrative expenditures are dependent on many factors, including the progress and results of ongoing clinical and development work, the cost, timing and outcome of the regulatory process, the costs of materials, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the availability and cost of required personnel, the cash resources available to the Company and the extent to which the Company enters into affiliations with one or more corporate partners for the ongoing development and commercialization of its products. See "Liquidity and Capital Resources".

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2001, the Company's cash and short-term investments totaled $16.2 million as compared to $13.3 million at December 31, 2000, reflecting the impact of capital raising initiatives and the Company's net cash burn during the period. On February 13, 2001 the Company completed a public offering of 4,402,211 common shares for net proceeds of $7.2 million. On June 6, 2001, the Company completed an offering of 3,000,000 Special Warrants for net proceeds to the Company of approximately $7.9 million. The Special Warrants have converted into 3,000,000 Common Shares of the Company upon the qualification of such shares with the filing of a final prospectus on July 27, 2001.

     From AltaRex's inception through June 30, 2001, the Company has financed its operations primarily through private placements and public offerings of equity securities amounting to approximately $88.1 million, interest income on invested balances amounting to $3.2 million and amounts received under research contracts of $0.8 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such as the issue of equity or debt securities, the exercise of options or warrants and investment income.

     The Company's net cash used in operating activities amounted to $12.1 million for the six months ended June 30, 2001 and $16.4 million and $23.2 million for the years ended December 31, 2000 and 1999, respectively, and resulted primarily from its net operating losses.

     The Company expects to continue to incur substantial research and development expenses, including expenses related to preclinical studies, clinical trials, manufacturing and commercialization activities, and supporting general and administrative expenses. The Company believes that its available cash, cash equivalents and short-term investments, including the net proceeds of the June 2001 sale of Special Warrants, and interest earned thereon, should be

                                 [ALTAREX LOGO]

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                                   (CONTINUED)


sufficient to finance its operations and capital needs into the fourth quarter of 2001. The Company's funding needs may vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

     The Company will seek additional funding through public or private equity or debt financings from time to time, as market conditions permit, or through collaborative arrangements. The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

                                 [ALTAREX LOGO]

                         CONSOLIDATED STATEMENTS OF LOSS

------------------------------------------------------------------------------------------------------------------------
                                             FOR THE THREE MONTHS ENDED                    FOR THE SIX MONTHS ENDED
                                                      JUNE 30,                                     JUNE 30,
(IN CANADIAN DOLLARS)                       2001                   2000                   2001                   2000
------------------------------------------------------------------------------------------------------------------------
                                        (unaudited)            (unaudited)            (unaudited)            (unaudited)
REVENUES
     Interest income                   $    141,238           $     96,068           $    326,607           $    187,909
------------------------------------------------------------------------------------------------------------------------
             Total revenues                 141,238                 96,068                326,607                187,909
------------------------------------------------------------------------------------------------------------------------
EXPENSES
     Research & development               3,019,194              1,811,573              5,221,909              2,384,386
     Clinical & regulatory                2,653,703              1,135,715              5,520,440              2,997,853
     General & administrative             1,938,259              1,326,607              3,391,906              2,870,648
------------------------------------------------------------------------------------------------------------------------
             Total expenses               7,611,156              4,273,895             14,134,255              8,252,887
------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                $ (7,469,918)          $ (4,177,827)          $(13,807,648)          $ (8,064,978)
========================================================================================================================

Net loss per common share              $      (0.28)          $      (0.27)          $      (0.54)          $      (0.55)

Weighted average number of
common shares                            26,434,411             15,514,725             25,364,234             14,776,255
------------------------------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                                 [ALTAREX LOGO]

                           CONSOLIDATED BALANCE SHEETS


--------------------------------------------------------------------------------------------------

                                                                   JUNE 30,           DECEMBER 31,
(IN CANADIAN DOLLARS)                                                  2001                   2000
--------------------------------------------------------------------------------------------------

ASSETS                                                          (UNAUDITED)

Current assets:
     Cash and cash equivalents                                 $ 12,399,844           $  9,665,187
     Short-term investments                                       3,752,380              3,591,323
     Accounts and other receivables                                 103,489                 75,223
     Prepaid expenses                                               280,453                354,481
--------------------------------------------------------------------------------------------------
                                                                 16,536,166             13,686,214
Deposits and other assets                                           582,223                578,227
Capital assets                                                      521,370                490,115
--------------------------------------------------------------------------------------------------

                                                               $ 17,639,759           $ 14,754,556
--------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities                  $  5,295,879           $  3,793,766
--------------------------------------------------------------------------------------------------
                                                                  5,295,879              3,793,766

Shareholders' equity:
     Share capital                                               80,126,646             72,894,559
     Special warrants                                             7,958,651                     --
     Accumulated deficit during the development stage           (75,741,417)           (61,933,769)
--------------------------------------------------------------------------------------------------
Total shareholders' equity                                       12,343,880             10,960,790
--------------------------------------------------------------------------------------------------
                                                               $ 17,639,759           $ 14,754,556
--------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                                 [ALTAREX LOGO]

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 ACCUMULATED
                                                                                                   DEFICIT
                                                                               SPECIAL           DURING THE             TOTAL
                                                 COMMON SHARES                 WARRANTS          DEVELOPMENT        SHAREHOLDERS'
(In Canadian dollars)                      SHARES            AMOUNT                                 STAGE               EQUITY
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000               22,032,200       $ 72,894,559                 --       $(61,933,769)       $ 10,960,790
---------------------------------------------------------------------------------------------------------------------------------
Issuance of common shares in
     public offering (unaudited)          4,402,211          7,232,087                 --                 --           7,232,087
Issuance of special warrants
  (unaudited)                                    --                 --          7,958,651                 --           7,958,651
Net loss (unaudited)                             --                 --                 --        (13,807,648)        (13,807,648)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 2001
 (UNAUDITED)                             26,434,411       $ 80,126,646       $  7,958,651       $(75,741,417)       $ 12,343,880
---------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------
                                                                                   ACCUMULATED
                                                                                    DEFICIT
                                                                                   DURING THE                TOTAL
                                                  COMMON SHARES                    DEVELOPMENT           SHAREHOLDERS'
(In Canadian dollars)                     SHARES                AMOUNT                STAGE                  EQUITY
----------------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1999            13,903,153          $ 50,427,647          $(44,209,691)          $  6,217,956
----------------------------------------------------------------------------------------------------------------------
  Exercise of special warrants
   (unaudited)                           1,421,889             5,448,490                    --              5,448,490
  Exercise of stock options
   (unaudited)                             502,187             1,029,416                    --              1,029,416
  Net loss (unaudited)                          --                    --            (8,064,978)            (8,064,978)
----------------------------------------------------------------------------------------------------------------------
  BALANCE, JUNE 30, 2000
   (UNAUDITED)                          15,827,229          $ 56,905,553          $(52,274,669)          $  4,630,844
----------------------------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                                 [ALTAREX LOGO]

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


--------------------------------------------------------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED                          SIX MONTHS ENDED
                                                                JUNE 30,                                    JUNE 30,
                                                       2001                 2000                   2001                 2000
(IN CANADIAN DOLLARS)                              (UNAUDITED)           (UNAUDITED)           (UNAUDITED)           (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------------------

   CASH USED IN OPERATING ACTIVITIES
   Net loss                                       $ (7,469,918)         $ (4,177,828)         $(13,807,648)         $ (8,064,978)
   Adjustments to reconcile net loss to net
   cash used in operating activities:
       Depreciation and amortization                   106,205               125,942               184,907               246,271
       Amortization of deferred lease credit                --                (7,215)                   --               (14,357)
   Net changes in non-cash working capital
       balances                                        452,669               176,205             1,543,879               281,500
--------------------------------------------------------------------------------------------------------------------------------
                                                    (6,911,044)           (3,882,896)          (12,078,862)           (7,551,564)
--------------------------------------------------------------------------------------------------------------------------------

   CASH (USED IN) PROVIDED BY INVESTING
   ACTIVITIES
   Purchase of capital assets                         (130,558)              (15,406)             (216,162)              (20,140)
   Maturities and purchases of
       short-term investments                            2,672             1,728,610              (161,057)            2,041,902
--------------------------------------------------------------------------------------------------------------------------------
                                                      (127,886)            1,713,204              (377,219)            2,021,762
--------------------------------------------------------------------------------------------------------------------------------

   CASH PROVIDED BY (USED IN) FINANCING
   ACTIVITIES
   Issue of common shares, net                            (391)              (74,588)            7,232,087             6,433,317
   Deferred finance costs                                   --                21,043                    --               (46,957)
   Employee relocation loans                                --                 7,177                    --                16,512
   Issuance of special warrants, net                 7,958,651                    --             7,958,651                    --
--------------------------------------------------------------------------------------------------------------------------------
                                                     7,958,260               (46,368)           15,190,738             6,402,872
--------------------------------------------------------------------------------------------------------------------------------

   NET INCREASE (DECREASE) IN CASH
       AND CASH EQUIVALENTS                            919,330            (2,216,060)            2,734,657               873,070
   Cash and Cash Equivalents,
          Beginning of Period                       11,480,514             5,417,771             9,665,187             2,328,641
--------------------------------------------------------------------------------------------------------------------------------
   CASH AND CASH EQUIVALENTS,
       END OF PERIOD                              $ 12,399,844          $  3,201,711          $ 12,399,844          $  3,201,711
--------------------------------------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                                 [ALTAREX LOGO]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

   DESCRIPTION OF BUSINESS

     AltaRex Corp. (the Company), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research and development of biopharmaceutical products for the therapy of cancer.

   GOING CONCERN MATTERS

     The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the six months ended June 30, 2001 and the year ended December 31, 2000, the Company incurred losses of $13,807,648 and $17,724,078, respectively. Including the net proceeds from the June 2001 issuance of Special Warrants, the Company currently has adequate working capital to fund its operations into the fourth quarter of 2001. These factors, among others, indicate that the Company may be unable to continue as a going concern.

     The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. In December 2000 and February 2001, the Company issued 3,522,727 and 4,402,211 Common Shares for net proceeds of $7,750,000 and $7,232,087, respectively. In June 2001, the Company issued 3,000,000 Special Warrants for net proceeds of $7,958,651. The Company is pursuing additional financing through public or private equity or debt instruments or through collaborative arrangements with potential partners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements as of June 30, 2001 and for the three and six months ended June 30, 2001 and 2000 are unaudited. These unaudited financial statements have been prepared on the same basis as the audited financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Results for the three and six month periods ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year or future periods.

     The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which do not differ materially from those established in the United States, except as disclosed in
Note 3. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

                                 [ALTAREX LOGO]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)


   NET LOSS PER SHARE

     Effective January 1, 2001, the Company adopted the provisions of Section 3500 of the Handbook of the Canadian Institute of Chartered Accountants, with respect to earnings per share. The new standard requires that the "treasury stock" method rather than the "imputed earnings" approach be used to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period. The new accounting policy has been applied retroactively and had no impact on the reported results of operations for any current or prior period reported herein.

     Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 4,598,287 and 2,309,141 common shares as of June 30, 2001 and 2000, respectively, have been excluded from the computation of diluted weighted average shares outstanding.

3. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
   STATES

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

(a) Accounting for stock-based compensation

     For U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25. For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted, if the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted.

     The compensation expense related to the fair value of stock based compensation to non-employees and the value of options issued to employees at less than fair value on the grant date or other appropriate measurement date would be amortized over the appropriate vesting periods. For Canadian GAAP purposes, no compensation expense or deferral would be recognized in such circumstances.

     As of June 30, 2001, the unamortized compensation benefit that the Company would record as additional compensation expense in future periods amounts to $217,000 (December 31, 2000 -- $449,000).

                                 [ALTAREX LOGO]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Additionally, during 2001 and 2000 the Company issued 274,000 and 185,149 options, respectively, to agents of its offerings of common shares. The compensation related to these issuances of $520,600 and $378,000, respectively, would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the share capital of the Company.

(b) Reverse take-over costs

     For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over are presented as a charge against share capital. For U.S. GAAP purposes, these costs totaling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

(c) Comprehensive income (loss)

     For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Statement of Financial Accounting Standards No. 130 (SFAS 130). SFAS 130 requires the presentation of comprehensive income (loss) and its components. Comprehensive income (loss) includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income
(loss) would equal net loss determined for U.S. GAAP purposes as set out in the following table.

     The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.

---------------------------------------------------------------------------------------------------------------------------------
                                                          THREE MONTHS ENDED                             SIX MONTHS ENDED
                                                               JUNE 30,                                      JUNE 30,
                                                     2001                    2000                  2001                  2000
---------------------------------------------------------------------------------------------------------------------------------

Net loss per Canadian GAAP                       $  7,469,918           $  4,177,828           $ 13,807,647          $  8,064,978

Adjustment for stock-based compensation               117,000                739,000                246,000                 5,000
---------------------------------------------------------------------------------------------------------------------------------
Net loss per U.S. GAAP                           $  7,586,918           $  4,916,828           $ 14,053,647          $  8,069,978

Basic and diluted net loss per share,
  U.S. GAAP                                      $      (0.29)          $      (0.32)          $      (0.55)         $      (0.55)

Basic and diluted weighted-average
  number of common shares                          26,434,411             15,514,725             25,364,234            14,776,255
---------------------------------------------------------------------------------------------------------------------------------

                                 [ALTAREX LOGO]

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     The following summarizes balance sheet items with material variations under U.S. GAAP.

--------------------------------------------------------------
                               JUNE 30,           DECEMBER 31,
                                 2001                 2000
--------------------------------------------------------------
Share capital                $81,809,646          $74,823,559
Accumulated deficit           77,424,417           63,862,769
--------------------------------------------------------------